

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Luke D'Angelo
Chief Executive Officer
AppTech Corp.
5876 Owens Ave., Suite 100
Carlsbad, CA 92008

Re: AppTech Corp.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed February 14, 2020
File No. 000-27569

Dear Mr. D'Angelo :

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andy Tucker